Exhibit 99.2

Multi Ways Holdings Announces First Half 2023 Unaudited Financial Results, Provides Corporate Updates

Announces Expansion of Operations in Indonesia

NEW YORK, NY, November X, 2023 (GlobeNewswire) — Multi Ways Holdings Limited (“Multi Ways” or the “Company”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announces first half 2023 unaudited financial results and provides corporate updates.

Mr. James Lim, Chairman and Chief Executive Officer of Multi Ways, commented, “In the first half of 2023, we navigated a challenging landscape marked by higher borrowing costs, intensified competition, and shifting buyer preferences. Despite a decrease in net revenue, it’s noteworthy that our gross profit margin improved to 29.8%, demonstrating our commitment to operational efficiency. We’ve also observed a growing trend of buyers opting for rentals, which account for 14.7% of our revenue. While our net income decreased in the first half of 2023, we have proactively adapted to these market dynamics to ensure the sustainability of our business for the rest of the year.”

“Looking ahead to 2024, several recent announcements related to major infrastructure projects commencing construction next year leave us optimistic about the future of our business, including the Cross Island Line interchange stations Clementi and King Albert Park that are expected to start in the first quarter of 2024, as well as the planned Marina Bay Sands resort expansion that’s expected to start by April 2024. In addition, our new branch office in Batam will provide us with another strong sales channel in an emerging market.”

“We remain dedicated to delivering value to our shareholders, customers, and employees, and are confident in our ability to navigate any challenges and seize the opportunities that lie ahead,” concluded Mr. Lim.

First Half 2023 Financial Highlights

●	For the six months ended June 30, 2023, our net revenue decreased 28.4% to $14.4 million, compared to $20.1 million for the six months ended June 30, 2022. The decrease in net revenue was largely due to several factors, including:

○	Higher borrowing costs and tightening of bank loans for our customers.

○	Greater competition in the procurement of high-demand machinery due to limited supplies has led to greater costs for machinery.

○	Buyers being more cautious and opting for rentals – rental revenue as a percentage of total revenue increased to 14.7% in the first half of 2023 versus 10.3% in the first half of 2022.

●	Gross profit was approximately $4.3 million, with a 29.8% profit margin, for the first six months of 2023, compared with gross profit of $5.6 million, with a 27.9% profit margin for the first six months of 2022.

●	Net loss was approximately $4.7 million for the first six months of 2023, compared with a net income of $1.4 million for the first six months of 2022.

Cash Flows Summary

●	Cash and cash equivalents were approximately $5.2 million as of June 30, 2023, compared to approximately $1.0 million as of June 30, 2022.

●	Cash used in operating activities for the six months ended June 30, 2023, was approximately $7.8 million, compared to cash provided by operating activities of approximately $0.5 million for the six months ended June 30, 2022.

●	Cash used in investing activities for the six months ended June 30, 2023, was $1.6 million, an increase of $1.2 million compared to cash used in investing activities of $0.4 million for the six months ended June 30, 2022, primarily consisting of purchases of property, plant and equipment and investment and proceeds from the disposal of property and equipment.

●	Cash provided by financing activities for the six months ended June 30, 2023, was approximately $13.5 million, compared to approximately $0.7 million for the six months ended June 30, 2022. On April 5, 2023, the Company completed its initial public offering, which generated gross proceeds of $15.1 million before deducting any underwriting discounts or expenses.

Branch Opening in Indonesia

Multi Ways has recently submitted paperwork with local authorities to open a branch office in Batam, in the province of Riau Islands, Indonesia, consistent with our intent to expand our presence in the Indonesian market and harness Batam’s growing pool of skilled labor. Batam’s strategic location provides efficient import and export capabilities, positioning it as an invaluable hub for businesses like Multi Ways, engaged in international trade. Multi Ways will transfer cranes from Singapore to Batam, which, although no longer operational in Singapore, can be repurposed for trading or renting in Batam.

About Batam

Located an hour’s ferry ride from Singapore, Batam is considered a Free Trade Zone (FTZ) within the Riau Islands Province, which also includes the islands of Bintan and Karimun and is the most developed part of the Riau Islands Province, constituting 80% of the population and contributing to 73% of the local economy. The main economic activities in the region include manufacturing, the digital economy, and maintenance, repair, and overhaul (MRO). Multinational corporations such as Schneider Electric and Pegatron have located production bases in Batam to enjoy FTZ benefits and connectivity to Singapore. The local government in Batam is committed to transforming the region into a major city, with plans for infrastructure projects such as road improvements, building new roads and public facilities, and expanding the local airport.

About Multi Ways Holdings Limited

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop. For more information, visit www.multiwaysholdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com